UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                         SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                      (Amendment No. One)


             Health Care Property Investors, Inc.
   ---------------------------------------------------------
                       (Name of Issuer)


                      Series A Preferred
   ---------------------------------------------------------
                (Title of Class of Securities)

                           421915307
             -------------------------------------
                        (CUSIP Number)


       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.  421915307

  1    NAME OF REPORTING PERSON

            Heitman/PRA Securities Advisors, Inc.
            IRS ID# 36-3988233


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                       (a)  ----

                                       (b)    X

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

            Chicago, Illinois

                               5    SOLE VOTING POWER
  NUMBER OF SHARES                    319,000
  BENEFICIALLY OWNED
  BY EACH REPORTING            6    SHARED VOTING POWER
  PERSON WITH                          0

                               7    SOLE DISPOSITIVE POWER
                                       333,200

                               8    SHARED DISPOSITIVE
                                    POWER
                                       6,200


  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
            339,400

  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*


  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            14.14%

  12 TYPE OF REPORTING PERSON (See Instructions)
            IA

  ITEM 1 (A) NAME OF ISSUER:

       Health Care Property Investors, Inc.

  ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
             OFFICES:

       10990 Wilshire Boulevard, Suite 1200
       Los Angeles, California 90024

  ITEM 2 (A) NAME OF PERSON FILING:

       Heitman/PRA Securities Advisors, Inc.

  ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

       180 North LaSalle Street, Suite 3600
       Chicago, Illinois 60601

  ITEM 2 (C) CITIZENSHIP:

       United States

  ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

       Series A Preferred

  ITEM 2 (E) CUSIP NUMBER:   421915307

  ITEM 3    IF THIS STATEMENT IS FILED PURSUANT TO RULES
            13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON
            FILING IS A:

  ITEM 3 (E) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

  ITEM 4    OWNERSHIP:

  ITEM 4 (A) AMOUNT BENEFICIALLY OWNED:

       339,400

  ITEM 4 (B) PERCENT OF CLASS:

       14.14

  ITEM 4 (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i)   sole power to vote or to
                   direct the vote                319,000
             (ii)  shared power to vote or to
                   direct the vote                0
             (iii) sole power to dispose or
                   to direct the disposition of   333,200
             (iv)  shared power to dispose or to
                   direct the disposition of      6,200

  ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

       Not applicable.

  ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
            OF ANOTHER PERSON.

       Heitman/PRA Securities Advisors, Inc. serves as investment adviser to the Heitman Real Estate Fund, a registered investment company and twenty (20) separate account clients.

  Heitman Real Estate Fund, a Series of Heitman Securities Trust, and nineteen (19) separate account clients have given dispositive power to Heitman/PRA Securities Advisors, Inc. the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of 333,200 shares (13.88%) of this issuer. One (1) separate account has the right to vote and the right to receive or the power to direct the receipt of dividends, or proceeds from the sale of 6,200 shares (0.26%) of this issuer.

  ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE
            SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING
            REPORTED ON BY THE PARENT HOLDING COMPANY.

       Not applicable.

  ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
            A GROUP.

       Not applicable.

  ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

       Not applicable.

  ITEM 10   CERTIFICATION.

       See below.

       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

  Date: February 12, 1998

                           /s/ Dean A. Sotter
                           -----------------------
                           DEAN A. SOTTER,
                           President